EvERCORE



           October 5, 2022

 Office of the Secretary
 United States Securities and Exchange Commission
 100 F Street
 Washington, DC 20549



 Ladies and Gentlemen:

 We write regarding the registration statement {File No. 333-264811) (the "Registration Statement")
 of AMCI Acquisition Corp. II (the "Issuer") concerning a proposed business combination (the
 "Transaction") between the Issuer and Lanza Tech NZ, Inc. As of the date hereof, the Registration
 Statement has not yet been declared effective.

 This correspondence is to advise you that, effective as of September 29, 2022, Evercore Group L.L.C.
 has resigned from and ceased or refused to act in any capacity, role or relationship as contemplated under its agreements with the Issuer or any other capacity, role or relationship in connection with the Transaction or as otherwise described in any registration statement relating to the Transaction filed with the U.S. Securities and Exchange Commission ("SEC"). We further advise you that pursuant to Section 11(b}{l) of the U.S. Securities Act of 1933, as amended (the "Securities Act"), our firm will not be responsible for any portion of any registration statement filed with the SEC in connection with, or relating to, the Transaction, including any amendments thereto, or any other disclosure filed with a regulatory authority, including the SEC, by any party to the Transaction or otherwise made in connection with the Transaction.

 Please see enclosed the Termination Letter between Evercore Group L.L.C. and the Issuer.

 Please be advised that nothing herein is intended to constitute an acknowledgment or admission, and we expressly deny, that we have been or are an underwriter (within the meaning of
 Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

 Sincerely,

 Evercore Group L.L.C.




 Kenneth Masotti
 Chief Legal Officer
 Evercore Group L.L.C.
 55 East 52nd Street
 New York, NY 10055

 cc: Laura Crotty, SEC Examiner



         F'.V,RCORE      55 EA,T 52NDS  rnEn NrcwYoRK, NY 10055 TEL:
212.857.3100 FAX: 212.857.3101